Exhibit 99.50

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

Date of Report: August 22, 2018

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Maverix Metals Inc. and its subsidiaries (collectively “Maverix”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six month periods ended June 30, 2018 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34-Interim Financial Reporting (“IAS 34”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2017 and the corresponding notes to the financial statements, which are available under Maverix’s profile on SEDAR www.sedar.com. All amounts in this MD&A are expressed in Canadian dollars (“CAD”), unless identified otherwise.

Table of Contents

1)             Description of Business

2)             Highlights and Key Accomplishments During the Three and Six Month Periods Ended June 30, 2018

3)             Outlook for 2018

4)             Portfolio of Gold Stream and Royalty Interests owned by Maverix as at June 30, 2018

5)             Subsequent Events

6)             Summary of Quarterly Results

7)             Non-IFRS and Other Measures

8)             Liquidity and Capital Resources

9)             Off-Balance Sheet Arrangements

10)      Exploration and Evaluation Properties

11)      Transactions with Related Parties

12)      Critical Accounting Estimates and Judgements

13)      Accounting Standard Issued But Not Yet Effective

14)      Financial Instruments

15)      Other

1.              Description of Business

Maverix is a resource-based company that seeks to acquire gold and other precious royalties and metal purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. Net Smelter Return (“NSR”) royalty and Gross Revenue Royalty (“GRR”) (collectively “Royalty or Royalties”) interests are non-operating interests in mining projects that provide the right of the holder to a percentage of the gross revenue from the metals produced from the project after deducting specified costs, if any (a NSR royalty) or a percentage of the gross revenue from metals produced from the project (a GRR). In return for making an upfront payment to acquire Gold Streams, Maverix receives the right to purchase, at a fixed price per unit or a variable price based on the spot price of the underlying commodity, a percentage of a mine’s production for the life of mine.

The Company’s business strategy is to acquire existing Royalty and Gold Stream interests or to finance projects that are in production or in the development stage in exchange for Royalty or Gold Stream interests. In the ordinary course of business, we engage in a continual review of opportunities to acquire existing Royalty or Gold Stream interests, to establish new Royalties or Gold Streams on operating mines, to create new Royalty or Gold Stream interests through the financing of mine development or exploration, or to acquire companies that hold Royalty and Gold Stream interests. The Company currently has 78 Royalties and Gold Streams, of which 11 of the underlying mines are producing, excluding royalty payments from industrial minerals and power assets.

The Company’s common shares trade on the TSX Venture Exchange under the trading symbol “MMX”.

2.              Highlights and Key Accomplishments during the Three and Six Month Periods Ending June 30, 2018

Financial and Operating:

•                  Record revenue for the three and six months ended June 30, 2018 of $8.5 million and $15.2 million, respectively;

•                  Record operating cash flow for the three and six months ended June 30, 2018 of $5.4 million and $10.8 million, respectively, excluding changes in non-cash working capital1;

•                  Record total attributable gold equivalent ounces sold for the three and six month periods ended June 30, 2018 were 5,0171 ounces and 9,0411 ounces, respectively, excluding approximately 2,679 ounces of gold produced but not yet payable from the Company’s La Colorada Gold Stream;

•                  Average cash cost per attributable gold equivalent ounce sold for the three and six months ended June 30, 2018 were $1861 and $1571, respectively;

•                  Net loss and income for the three and six months ended June 30, 2018 of $0.5 million and $0.7 million, respectively; and

•                  Adjusted net income1 for the three and six months ended June 30, 2018 of $0.4 million and $1.5 million, respectively.

Strategic:

Acquisition of Significant Royalty Portfolio

On June 29, 2018, the Company completed the Purchase and Sale Agreement (the “Agreement”) entered into with Newmont Mining Corporation and its affiliates (collectively “Newmont”) to acquire a portfolio of royalties. For consideration, the Company issued 60,000,000 common shares, 10,000,000 common share purchase warrants and paid US$17.0 million in cash. The warrants are exercisable for five years at a price of US$1.64 per common share.

Certain of the royalties that were due to be transferred pursuant to the Agreement were subject to a right of first refusal (“ROFR”) that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Newmont and Maverix. Prior to the Company completing the Agreement, a few of the underlying property owners provided notification they were exercising their ROFRs. Subsequent to June 30, 2018, the Company was notified that one of the underlying property owners who exercised their ROFR did not fulfill their obligations under the ROFR exercise notice, and the underlying NSR royalty was transferred to the Company. As a result, Maverix acquired a total 51 royalties (the “Newmont Portfolio”) pursuant to the Agreement and expects to receive aggregate total proceeds of approximately $22.4 million in cash upon the completion of the ROFR transactions. Subsequent to June 30, 2018, the Company has collected $20.9 million of the outstanding ROFR receivable.

The Newmont Portfolio provides:

•                  Materially Increased Scale and Asset Diversification: The Royalty Portfolio consists of 51 separate royalties on assets located in 11 different countries, ranging from production to exploration stage;

•                  Immediate Cash Flow with Significant Cash Flow Growth Potential: Estimated cash flow in 2019 of $6 million to $8 million from the Newmont Portfolio, with the potential to grow cash flow to over $20 million per year2;

1 Refer to section on non-IFRS and other measures of this MD&A.

2 Revenue projections are estimated using $1,300/oz Au and $17/oz Ag and management estimates using production information provided in the following publicly available disclosure: Hope Bay 2015 technical report titled “Technical Report on the Hope Bay Project, Nunavut, Canada” dated May 28, 2015, available on TMAC Resources Inc.’s SEDAR profile at www.sedar.com; Relief Canyon 2017 technical report titled “Technical Report and Preliminary Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” dated June 2, 2017, available on Pershing Gold Corporation’s SEDAR profile at www.sedar.com; Hasbrouck and Three Hills 2016 technical report titled “Technical Report and Updated Preliminary Feasibility Study: Hasbrouck and Three Hills Gold-Silver Project Esmeralda County, Nevada” dated September 14, 2016, available on West Kirkland Mining Inc.’s SEDAR profile at www.sedar.com; Cove Project 2018 technical report titled “Preliminary Economic Assessment for the Cove Project, Lander County, Nevada” dated June 29, 2018 available on Premier Gold Mines Limited’s profile on SEDAR at www.sedar.com; Converse 2012 technical report titled “Technical Report, Preliminary Economic Assessment, Converse Gold Project, Nevada, USA” dated February 2, 2012, available on International Minerals Corporation’s SEDAR profile at www.sedar.com; Gemfield technical report titled “NI 43-101 Technical Report, Update to Feasibility Study on the Goldfield Property, Nevada, USA” dated July 25, 2013, available on International Minerals Corporation’s SEDAR profile at www.sedar.com.

•                  Provides Substantial Leverage to Gold and More than Doubles Attributable Gold Resources: The Newmont Portfolio is predominantly gold and will add over 340,000 ounces of attributable gold in measured and indicated resources to the Maverix portfolio, an increase of approximately 100% to Maverix’s current portfolio1;

•                  Expanded Footprint in Nevada: The Newmont Portfolio contains royalties on a number of assets in Nevada, a world-class mining jurisdiction;

•                  Future Optionality: A number of royalties are on exploration stage properties, several of which are being advanced through various stages of development; and

•                  Adds New Major Shareholder: Newmont, one of the world’s leading gold mining companies, owns approximately 28% of the issued and outstanding shares of Maverix. Newmont has joined Pan American Silver Corp. (“Pan American”) and Gold Fields Limited (“Gold Fields”) as major shareholders.

CIBC and NBF US$50 million Revolving Credit Facility

On June 21, 2018, the Company entered into a revolving credit agreement with Canadian Imperial Bank of Commerce (“CIBC”) and National Bank Financial (“NBF”) (the “Revolving Facility”). Under the Revolving Facility, the Company can borrow up to US$50 million less the amount drawn on the existing US$20 million loan facility with CEF (Capital Markets) Limited (the “CEF Facility”). The Revolving Facility has a term of three years, which is extendable through mutual agreement between Maverix, CIBC, and NBF. Maverix intends to use the Revolving Facility for future royalty or stream acquisitions and general corporate purposes. The amounts drawn on the Revolving Facility are subject to interest at LIBOR plus 2.50% - 4.00% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.56% - 0.90% per annum, dependent on the Company’s leverage ratio (as defined in the Revolving Facility credit agreement).

The Revolving Facility agreement required that all outstanding obligations under the existing CEF Facility be repaid on or before August 17, 2018. On July 31, 2018, the Company repaid the CEF Facility in full and it was subsequently canceled. The Company drew US$5.5 million from the Revolving Facility to help fund the repayment of the CEF Facility, leaving US$44.5 million available.

3.              Outlook for 20182

Based on the Company’s existing Gold Streams and Royalties, attributable Gold Equivalent Production (individually and collectively referred to as “Attributable Gold Equivalent”) for 2018 remains unchanged and is forecasted to be between 18,0001 and 19,0001 Attributable Gold Equivalent ounces.

Approximately 95% of total revenue is expected to be derived from gold and silver.

1 Attributable gold mineral reserves and resources are calculated by taking gold mineral reserves and resources and multiplying the total ounces by the royalty or stream percentage (inclusive of management’s estimates for any allowable deductions). Attributable gold measured resources total approximately 178,000 ounces at an average grade of 0.93 g/t gold, and attributable gold indicated resources total approximately 160,000 ounces at an average grade of 2.9 g/t gold. Mineral reserves and resources for the Newmont Portfolio obtained from the following publicly available disclosure: TMAC Resources news release titled “TMAC Resources Provides Operations Update and Reports 2017 Mineral Reserve & Mineral Resources Estimate, Hope Bay, Nunavut” dated July 14, 2017, available at www.tmacresources.com; Cove Project 2018 technical report titled “Preliminary Economic Assessment for the Cove Project, Lander County, Nevada” dated June 29, 2018 available on Premier Gold Mines Limited’s profile on SEDAR at www.sedar.com; Black Fox 2018 technical report titled “Technical Report for the Black Fox Complex, Canada” dated April 6, 2018, available on McEwen Mining Inc.’s SEDAR profile at www.sedar.com; Relief Canyon 2017 technical report titled “Technical Report and Preliminary Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” dated June 2, 2017, available on Pershing Gold Corporation’s SEDAR profile at www.sedar.com; Gemfield technical report titled “NI 43-101 Technical Report, Update to Feasibility Study on the Goldfield Property, Nevada, USA” dated July 25, 2013, available on International Minerals Corporation’s SEDAR profile at www.sedar.com; Chaparral Gold Corp. news release titled “Chaparral Gold Increases Resource Estimate at Converse Gold Project, Nevada” dated March 18, 2014, available on Chaparral Gold Corp.’s SEDAR profile at www.sedar.com; Golden Arrow 2018 technical report titled “2018 Updated Technical Report on the Golden Arrow Project, Nye County, Nevada, U.S.A.” dated March 2, 2018, available on Emgold Mining Corporation’s SEDAR profile at www.sedar.com; Hasbrouck and Three Hills 2016 technical report titled “Technical Report and Updated Preliminary Feasibility Study: Hasbrouck and Three Hills Gold-Silver Project Esmeralda County, Nevada” dated September 14, 2016, available on West Kirkland Mining Inc.’s SEDAR profile at www.sedar.com; Maverick Springs 2004 technical report titled “Technical Report, Maverick Springs Project, Nevada, USA” dated April 13, 2014, available on Vista Gold Corp.’s SEDAR profile at www.sedar.com.

2 Statements made in this section contain forward-looking information. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

4.              Portfolio of Gold Streams and Royalty Interests Owned by Maverix as at June 30, 2018

As at June 30, 2018, the Company owned 78 Gold Streams and Royalties. Eleven of the Gold Streams and Royalties are on producing properties, including four in Australia, two in Canada, two in Mexico, one in Burkina Faso, one in the United States, and one in Chile. In addition, the Company owns a number of Gold Streams and Royalties on development and exploration/evaluation stage projects in Argentina, Armenia, Australia, Canada, Chile, Dominican Republic, French Guiana, Mexico, Peru, and the United States amongst others. The Company uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations on the properties in which we hold Gold Stream and Royalty interests, and we are not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

Primary Properties:

La Colorada Mine Gold Stream (Durango, Mexico)

The Company has an agreement to purchase 100% of the gold produced from the La Colorada mine operated by Pan American, at a price that is the lessor of US$650 per ounce or the spot market price per ounce for the life of the mine.

Hope Bay NSR Royalty (Nunavut, Canada)

The Company has a 1.0% NSR royalty payable quarterly on all metals produced at the Hope Bay mine operated by TMAC Resources Inc.

Karma Mine NSR Royalty (Ouahigouya, Burkina Faso)

The Company has a 2.0% NSR royalty payable quarterly on all metals produced at the Karma mine operated by Endeavour Mining Corporation.

Mt. Carlton NSR Royalty (Queensland, Australia)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced at the Mt. Carlton mine operated by Evolution Mining Ltd.

Beta Hunt Gold GRR/NSR Royalties and Nickel NSR Royalty (Western Australia, Australia)

The Company holds a collection of Royalties, including a 6% GRR and a 1.5% NSR royalty payable quarterly on all gold production, and a 1% GRR and 0.5% NSR royalty payable quarterly on all nickel production, at the Beta Hunt mine. The Beta Hunt mine is operated by RNC Minerals (“RNC”).

Florida Canyon NSR Royalty (Nevada, USA)

The Company has a 3.25% NSR royalty payable quarterly on all metals produced from the Florida Canyon mine operated by Alio Gold Corp.

Silvertip Mine NSR Royalty (British Columbia, Canada)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced at the Silvertip mine operated by Coeur Mining, Inc.

Vivien GRR (Western Australia, Australia)

The Company has a 3.5% GRR payable quarterly on all metals produced from the relevant tenements at the Vivien mine operated by Ramelius Resources Ltd.

Moose River Consolidated NSR Royalty (Nova Scotia, Canada)

The Company has a 2% NSR royalty on the Touquoy deposit at the Moose River Consolidated gold mine owned by Atlantic Gold Corporation (“Atlantic Gold”). The NSR royalty is subject to an option held by Atlantic Gold to buy back 1% of the NSR royalty for a cash payment of $1.5 million.

San Jose (Taviche Oeste) NSR Royalty (Oaxaca, Mexico)

The Company has a 1.5% NSR royalty payable quarterly on all metals produced from the Taviche Oeste concession at the San Jose mine operated by Fortuna Silver Mines Inc.

Gemfield NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from the development stage Gemfield deposit at the Goldfield property located in central Nevada owned by Waterton Global Resource Management (“Waterton”).

McCoy-Cove NSR Royalty (Nevada, United States)

The Company has a 1.5% NSR royalty on all metals produced from the development stage McCoy-Cove project located in central Nevada owned by Premier Gold Mines Limited.

Converse NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from a significant portion of the development stage Converse project located in northern Nevada owned by Waterton.

Amulsar Royalty Quarterly Payments (Vayots Dzor Marz & Syunik Marz, Armenia)

The Company owns a payment agreement from Lydian International Ltd., which provides for 20 quarterly instalments of US$1 million beginning after commercial production at the Amulsar project is achieved.

Romero NSR Royalty (San Juan and other provinces, Dominican Republic)

The Company has a 1.25% NSR royalty on all metals produced from the Romero development project owned by GoldQuest Mining Corp.

5.              Subsequent Events

In connection with the acquisition of the Newmont Portfolio discussed under section 2 above, certain of the royalties that were due to be transferred pursuant to the Agreement with Newmont were subject to a ROFR. Subsequent to June 30, 2018, the Company was notified that one of the underlying property owners who exercised their ROFR did not fulfill their obligations under the ROFR exercise notice, and the underlying NSR royalty was transferred to the Company. The Company has collected $20.9 million of the outstanding ROFR receivable subsequent to June 30, 2018.

In connection with the Revolving Facility discussed under section 2 above, on July 31, 2018, the Company repaid all outstanding amounts on its CEF Facility and it was subsequently canceled. The Company drew US$5.5 million from the Revolving Facility to help fund the repayment of the CEF Facility, leaving US$44.5 million available.

Subsequent to June 30, 2018, the Company collected $1.3 million of accounts receivable that were more than 90 days overdue.

6.              Summary of Quarterly Results

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017

Statement of Income and Comprehensive (Loss) Income
Gold Sales	$1,897	$995	$1,304	$891
Royalty revenue	6,582	5,771	5,790	3,714
Total revenue	8,479	6,766	7,094	4,605
Cash flow from operating activities	3,497	3,406	2,748	1,464
Net (loss) income	(458)	1,205	1,149	704
Basic (loss) earnings per share	(0.00)	0.01	0.01	0.00
Diluted (loss) earnings per share	$(0.00)	$0.01	$0.01	$0.00

Non-IFRS and Other Measures[1]
Adjusted net income	$376	$1,126	$1,149	$704
Adjusted basic earnings per share	0.00	0.01	0.01	0.00
Adjusted diluted earnings per share	$0.00	$0.01	$0.01	$0.00
Total Attributable Gold Equivalent ounces sold	5,017	4,024	4,361	2,882
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,690	$1,681	$1,627	$1,598
Average cash cost per Total Attributable Gold Equivalent ounce sold	186	121	151	160
Cash flow from operating activities, excluding changes in non-cash working capital	$5,432	$5,377	$5,264	$3,636

Statement of Financial Position
Total assets	$287,257	$158,821	$152,643	$148,896
Total non-current liabilities	$25,861	$12,301	$11,908	$11,902

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016

Statement of Income (Loss) and Comprehensive Income (Loss)
Gold Sales	$858	$806	$563	$451
Royalty revenue	3,119	3,041	831	504
Total revenue	3,977	3,847	1,394	955
Cash flow from operating activities	2,334	220	38	(252)
Net income (loss)	204	626	(2,023)	(6,177)
Basic earnings (loss) per share	0.00	0.00	(0.02)	(0.08)
Diluted earnings (loss) per share	$0.00	$0.00	$(0.02)	$(0.08)

Non-IFRS and Other Measures[1]
Adjusted net income (loss)	$198	$1,079	$(688)	$(479)
Adjusted basic earnings (loss) per share	0.00	0.01	(0.01)	(0.02)
Adjusted diluted earnings (loss) per share	$0.00	$0.01	$(0.01)	$(0.02)
Total Attributable Gold Equivalent ounces sold	2,347	2,375	853	551
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,695	$1,620	$1,634	$1,734
Average cash cost per Total Attributable Gold Equivalent ounce sold	187	178	348	403
Cash flow from operating activities, excluding changes in non-cash working capital	$2,597	$3,133	$(1,408)	$(368)

Statement of Financial Position
Total assets	$129,770	$126,879	$113,953	$60,296
Total non-current liabilities	$—	$—	$—	$—

1 Refer to section on non-IFRS and other measures of this MD&A.

Changes in gold sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the underlying mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Gold Streams and Royalties and the commencement of operations of mines under construction. For more information, refer to the quarterly commentary below.

Three Months Ended June 30, 2018 Compared to the Three Months Ended June 30, 2017

For the three months ended June 30, 2018, net loss and cash flow from operations were $0.5 million and $3.5 million, respectively, compared with net income and cash flow from operations of $0.2 million and $2.3 million for the comparable period in 2017. The change is attributable to a combination of factors including:

•                  The Company acquired a cash flowing royalty on the Karma mine in November 2017 and began to receive royalty payments from the Moose River Consolidated gold mine operated by Atlantic Gold in the fourth quarter of 2017, contributing $0.6 million and $0.5 million of royalty revenue each, respectively;

•                  The Company acquired the Newmont Portfolio in June 2018, which included the cash flowing royalty on the Hope Bay mine and royalty payments from a collection of industrial minerals and power assets;

•                  The ramp up of each of the La Colorada, Beta Hunt, and Florida Canyon mines resulting in an increase total revenue of $1.0 million, $0.6 million, and $0.2 million, respectively;

Offset by:

•                  Both net income and cash flow from operations being reduced by the cost of acquiring the gold with respect to the Company’s Gold Streams of $0.9 million, and net income being reduced by an increase in depletion expense of $2.9 million from the comparable period in 2017 due to the increase in attributable gold production during the period;

•                  Both net income and cash flow from operations being reduced by an increase in general and administrative expenses of $0.2 million and net income being reduced by an increase in share-based compensation of $0.2 million due to the increase in general and administrative and corporate development functions of the Company to acquire and then manage its growing portfolio; and

•                  Net income being reduced by finance expense of $1.2 million due to the acceleration of the accretion expense from the early repayment of the US$20 million CEF Facility on July 31, 2018.

For the three months ended June 30, 2018, total revenue was $8.5 million and Attributable Gold Equivalent ounces were 5,0171 compared with total revenue of $4.0 million and Attributable Gold Equivalent ounces of 2,3471 for the comparable period in 2017. The following tables summarize the Company’s total revenues and Attributable Gold Equivalent ounces for the three months ended June 30, 2018 and 2017:

	Three months ended June 30, 2018			Three months ended June 30, 2017
(in thousands, except for Attributable Gold Equivalent ounce amounts)	Gold sales	Royalty Revenue	Total Attributable Gold Equivalent ounces sold[1]	Gold sales	Royalty Revenue	Total Attributable Gold Equivalent ounces sold[1]
	$	$	Ounces	$	$	Ounces

Beta Hunt	—	1,396	827	—	760	449
Florida Canyon	—	462	274	—	228	135
Hope Bay	—	759	450	—	—	—
Karma	—	624	370	—	—	—
La Colorada	1,897	—	1,116	858	—	501
Moose River	—	477	283	—	—	—
Mt. Carlton	—	1,043	619	—	999	591
San Jose	—	364	214	—	304	180
Silvertip	—	32	19	—	142	84
Vivien	—	732	434	—	672	398
Other	—	693	411	—	14	9
Consolidated total	1,897	6,582	5,017	858	3,119	2,347

Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017

For the six months ended June 30, 2018, net income and cash flow from operations were $0.7 million and $6.9 million, respectively, compared with a net income and cash flow from operations of $0.8 million and $2.6 million for the comparable period in 2017. The change is attributable to a combination of factors including:

•                  The Company acquired a cash flowing royalty on the Karma mine in November 2017 and began to receive royalty payments from the Moose River Consolidated gold mine operated by Atlantic Gold in the fourth quarter of 2017, contributing $1.4 million and $1.3 million of royalty revenue each, respectively;

•                  The Company acquired the Newmont Portfolio in June 2018, which included the cash flowing royalty on the Hope Bay mine and royalty payments from a collection of industrial minerals and power assets;

•                  The ramp up of each of the La Colorada, Beta Hunt, and Florida Canyon mines resulting in an increase total revenue of $1.2 million, $0.9 million, and $0.7 million, respectively;

Offset by:

•                  Both net income and cash flow from operations being reduced by the cost of acquiring the gold with respect to the Company’s Gold Stream of $1.4 million, and net income being reduced by an increase in depletion expense of $4.6 million from the comparable period in 2017 due to the increase in attributable gold production during the period;

•                  Both net income and cash flow from operations being reduced by an increase in general and administrative expenses of $0.7 million and net income being reduced by an increase in share-based compensation of $0.1 million due to the increase in general and administrative and corporate development functions of the Company to acquire and then manage its growing portfolio; and

•                  Net income being reduced by finance expense of $1.6 million due to the acceleration of the accretion expense from the early repayment of the US$20 million CEF Facility on July 31, 2018.

1 Refer to section on non-IFRS and other measures of this MD&A.

For the six months ended June 30, 2018, total revenue was $15.2 million and Attributable Gold Equivalent ounces were 9,0411 compared with total revenue of $7.8 million and Attributable Gold Equivalent ounces of 4,7221 for the comparable period in 2017. The following tables summarize the Company’s total revenues and Attributable Gold Equivalent ounces for the six months ended June 30, 2018 and 2017:

	Six months ended June 30, 2018			Six months ended June 30, 2017
(in thousands, except for Attributable Gold Equivalent ounce amounts)	Gold sales	Royalty Revenue	Total Attributable Gold Equivalent ounces sold[1]	Gold sales	Royalty Revenue	Total Attributable Gold Equivalent ounces sold[1]
	$	$	Ounces	$	$	Ounces

Beta Hunt	—	2,452	1,455	—	1,511	915
Florida Canyon	—	1,037	616	—	305	181
Hope Bay	—	759	450	—	—	—
Karma	—	1,441	856	—	—	—
La Colorada	2,892	—	1,707	1,664	—	993
Moose River	—	1,304	775	—	—	—
Mt. Carlton	—	2,235	1,328	—	2,206	1,339
San Jose	—	794	471	—	727	442
Silvertip	—	32	19	—	142	84
Vivien	—	1,544	917	—	1,255	759
Other	—	755	447	—	14	9
Consolidated total	2,892	12,353	9,041	1,664	6,160	4,722

For the Three Months Ended June 30, 2018 Compared to Other Quarters Presented

When comparing net loss of $0.5 million and cash flow from operations of $3.5 million for the three months ended June 30, 2018 with net income (loss) and operating cash flow for other quarters presented above, the following items impact comparability of the analysis:

•                  The Company acquired a number additional cash flowing royalties in February, April and November of 2017, and the Newmont Portfolio in June 2018, which contributed full quarters of royalty income subsequent to their acquisitions;

•                  A number of underlying mines on which the Company has a Gold Stream or Royalty interest have continued to ramp up and or began production over the past year, including the La Colorada mine, the Beta Hunt mine, the Florida Canyon mine, and the Moose River Consolidated gold mine;

•                  The Company recognized $1.2 million in finance expense during the three months ended June 30, 2018 due to the acceleration of the accretion expense from the early repayment of the US$20 million CEF Facility on July 31, 2018;

•                  The Company recognized a deferred tax recovery of $1.0 million for the recognition of non-capital losses during the three months ended December 31, 2017; and

•                  The Company recognized a non-cash impairment on its previously owned La Jojoba NSR royalty of $0.5 million during the three months ended June 30, 2017.

Change in Total Assets

Total assets increased by $128.4 million from March 31, 2018 to June 30, 2018 primarily resulting from the acquisition of the Newmont Portfolio, which was mostly financed by the issuance of common shares, warrants and cash from US$10.0 million draw on the CEF Facility, partially offset by depletion expense.

1 Refer to section on non-IFRS and other measures of this MD&A.

Total assets increased by $6.2 million from December 31, 2017 to March 31, 2018 primarily resulting from net income and cash flow from operations for the three months ended March 31, 2018 and foreign exchange movements.

Total assets increased by $3.7 million from September 30, 2017 to December 31, 2017 primarily resulting from net income and cash flow from operations for the three months ended December 31, 2017.

Total assets increased by $19.1 million from June 30, 2017 to September 30, 2017 primarily resulting from the increase in cash and cash equivalents from the draw down on the CEF Facility, closing of the concurrent private placements with CEF and Pan American, and cash flow generated from operations, partially offset by depletion expense.

Total assets increased by $2.9 million from March 31, 2017 to June 30, 2017 primarily resulting from cash flow from operations, the acquisition of an additional Royalty, which was financed by the issuance of common shares, partially offset by depletion expense.

Total assets increased by $12.9 million from December 31, 2016 to March 31, 2017 primarily resulting from the acquisition of additional Royalties, which were partially financed by the issuance of common shares, partially offset by depletion expense.

Total assets increased by $53.7 million from September 30, 2016 to December 31, 2016 primarily resulting from the acquisition of a portfolio of Royalties, which were purchased by issuing common shares and warrants of the Company, and the exercise of some warrants.

7.              Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) Adjusted net income and adjusted earnings per share, (ii) Average realized gold price per Total Attributable Gold Equivalent Ounce sold, (iii) Average cash cost per Total Attributable Gold Equivalent ounce sold, and (iv) operating cash flows excluding changes in non-cash working capital. The presentation of these non-IFRS and other measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS and other measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.             Adjusted net income and adjusted earnings per share are calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale of royalty and streams and unusual non-recurring items. The Company believes that in addition to measures prepared in accordance with IFRS, certain investors use this information to evaluate the results of the underlying business of the Company. Management believes that these are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of the adjusted net income and adjusted earnings per share:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net (loss) income	$(458)	$204	$747	$830
Other expense (income)	167	(6)	88	(16)
Acceleration of accretion on loan facility	667	—	667	—
Adjusted net income	$376	$198	$1,502	$814
Divided by:
Basic weighted average number of common shares	$155,750,559	$144,464,735	$155,230,807	$140,393,359
Diluted weighted average number of common shares	162,172,861	148,994,513	162,277,906	145,188,038
Equals:
Adjusted basic earnings per share	$0.00	$0.00	$0.01	$0.01
Adjusted diluted earnings per share	$0.00	$0.00	$0.01	$0.01

ii.          Average realized gold price per Total Attributable Gold Equivalent ounce sold is calculated by dividing the Company’s total revenue by the Total Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per Total Attributable Gold Equivalent ounce sold as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized price per Total Attributable Gold Equivalent ounce sold:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Total revenue	$8,479	$3,977	$15,245	$7,824

Divided by:
Total Attributable Gold Equivalent ounces sold[1]	5,017	2,347	9,041	4,722
Equals:
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,690	$1,695	$1,686	$1,657

iii.       Average cash cost per Total Attributable Gold Equivalent ounce sold is calculated by dividing the Company’s cost of sales, excluding depletion, by the Total Attributable Gold Equivalent ounces sold. The Company presents average cash cost per Total Attributable Gold Equivalent ounce sold as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The table below provides a reconciliation of average cash cost on a per Total Attributable Gold Equivalent ounce sold basis:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Cost of sales, excluding depletion[2]	$933	$438	$1,419	$861

Cash cost of gold sales is comprised of:
Total cash cost of gold sold	$933	$438	$1,419	$861
Divided by:
Total Attributable Gold Equivalent ounces sold	5,017	2,347	9,041	4,722
Equals:
Average cash cost per Total Attributable Gold Equivalent ounce sold	$186	$187	$157	$182

iv.      The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities.

8.              Liquidity and Capital Resources

As of June 30, 2018, the Company had cash and cash equivalents of $8.3 million (December 31, 2017: $10.2 million) and working capital of $37.3 million (December 31, 2017: $14.1 million). In addition, as of June 30, 2018 the Company had US$30 million undrawn under its Revolving Facility. On July 31, 2018, the Company repaid its CEF Facility with cash on hand and US$5.5 million drawn from its Revolving Facility, leaving US$44.5 million available.

Cash flow from operations:

For the six months ended June 30, 2018, cash flow from operations was $6.9 million, compared with $2.6 million in the comparable period in 2017, with the increase primarily attributable to the Company’s growing portfolio of cash flowing Royalties, as previously discussed in more detail.

1 The Company’s royalty revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable Gold Equivalent ounces sold includes the Attributable Gold Equivalent ounces from the Company’s royalty revenue and the gold ounces sold from the Company’s Gold Streams.

2 Cost of sales, excluding depletion, includes cash payments made for gold ounces associated with Gold Streams.

Cash flow from operations for the six months ended June 30, 2018 included a $3.9 million reduction due to changes in non-cash working capital movements. The net decrease in non-cash working capital movements was attributed to an increase in accounts receivable due to the record royalty revenue accrued for the period ended June 30, 2018 and a decrease in accounts payable and accrued liability balances due to the timing of payments of certain trade payable balances.

Cash flow used in investing activities

During the six months ended June 30, 2018, the Company had net cash outflows from investing activities of $21.5 million, which was primarily the result of the cash consideration paid of $22.3 million (US$17.0 million) for the Newmont Portfolio, which were partially offset by the $1.0 million in proceeds from equity investments sold. During the six months ended June 30, 2017, the Company had net cash outflows from investing activities of $5.5 million, which was primarily the result of the acquisition of the Florida Canyon and Beta Hunt Royalties from RIF, and partially offset from the proceeds of $1.0 million from the sale of the Jojoba NSR Royalty.

Cash flow from financing activities

During the six months ended June 30, 2018, the Company had net cash inflows from financing activities of $12.2 million, which were primarily the result of the US$10 million drawdown on the CEF Facility and proceeds received from the exercise of stock options, which were partially offset by financing costs incurred for establishing the Revolving Facility and interest paid on the CEF Facility. During the six months ended June 30, 2017, the Company had no cash flows from financing activities.

Liquidity

We believe that our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for general and administrative costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing acquisition activities.

The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant Gold Stream or Royalty interests, we may seek additional debt or equity financing as necessary.

Purchase Commitments:

In connection with its Gold Streams, the Company has committed to purchase the following gold streams:

	Percent of life of mine gold production	Per ounce cash payment: Lesser of amount below and the then prevailing market price of gold
Gold Stream interests
La Colorada	100%	US$	650
La Bolsa	5%	US$	450

The Company has a lease agreement for the use of office premises until August 2022. The contractual obligations under the lease require the Company to make payments of $0.2 million annually from 2018 to 2022.

9.              Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

10.       Exploration and Evaluation Properties

The Company has no immediate plans for continued exploration activities and is focused on activities related to its strategy of being a Royalty and Gold Stream company. The Company will seek to maximize the value of the exploration properties it retained that were part of the exploration properties acquired from MacMillan during the reverse take-over transaction that launched the Company in 2016, by seeking to sell or option the properties to third parties in exchange for retained NSR’s or other consideration.

11.       Transactions with Related Parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company.

Compensation for key management personnel of the Company was as follows:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Share-based compensation	$98	$119	$189	$238
Salaries and benefits	351	216	604	355
Total compensation	$449	$355	$793	$593

During the three and six months ended June 30, 2018, the Company purchased $0.9 million and $1.4 million ($0.4 million and $0.9 million for the comparable periods in 2017) of refined gold from Pan American, which has significant influence over the Company, under its La Colorada Gold Stream agreement.

12.       Critical Accounting Estimates and Judgements

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and related notes to the financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the condensed consolidated interim financial statements.

The Company’s significant accounting policies and estimates are consistent with those disclosed in Notes 2 and 4 of the December 31, 2017 annual consolidated financial statements, except as described in Note 2 of the condensed consolidated interim financial statements for the three months ended March 31, 2018, as it relates to the adoption of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9, Financial Instruments (“IFRS 9”), effective January 1, 2018. No adjustments were recorded as a result of adopting IFRS 15 and IFRS 9.

13.       Accounting Standard Issued But Not Yet Effective

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.

14.       Financial Instruments

The fair value of the Company’s cash and cash equivalents, accounts receivable, ROFR receivable and accounts payable and accrued liabilities and the loan facility approximate their carrying values due to the short-term maturity of these financial instruments.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, accounts receivable and ROFR receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio. At June 30, 2018, the Company had $4.0 million of accounts receivable from RNC, of which $2.6 million were more than 90 days overdue. Subsequent to June 30, 2018, $1.3 million was collected from RNC. The Company has entered into a repayment agreement with RNC for the overdue receivable amounts; however, RNC has negative working capital and the Company is dependent upon RNC’s financial viability and operation effectiveness at the Beta Hunt mine for the payment of the overdue amounts.

Currency Risk

Financial instruments that impact the Company’s net (loss) income due to currency fluctuations include: cash and cash equivalents, accounts receivable accounts, investments, payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at June 30, 2018, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would (decrease) increase net (loss) income by $0.6 million.

Other Risks

The Company holds common shares of other companies with a combined fair market value as at June 30, 2018 of $0.4 million (December 31, 2017- $nil). The daily exchange traded volume of these shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Based on the Company’s investments held as at June 30, 2018, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by an insignificant amount.

15.       Other

Capital Stock

As at August 22, 2018, the Company had 214,416,898 outstanding common shares, 6,363,034 outstanding share purchase options outstanding with a weighted average exercise price of CAD$1.14 and 36,500,000 outstanding share purchase warrants with a weighted average exercise price of US$1.21.

Risks and Uncertainties

At the present time, the Company does not hold any interest in a mining property in production. The Company’s viability and potential successes lie in its ability to generate revenue out of mineral deposits held by other companies. Revenues, profitability and cash flow from any future operations involving the Company will be influenced by precious and/or base metal prices and by the relationship of such prices to the costs of acquiring Gold Streams or Royalties and the ongoing payment obligations under the Company’s Gold Stream interests. Such prices have fluctuated widely and are affected by numerous factors beyond the Company’s control.

The owners or operators of projects or properties in which Maverix holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Maverix has little or no control. As described in section 4 above, the Company holds a collection of Royalties on the Beta Hunt mine operated by RNC. RNC issued a news release on April 3, 2018 announcing it was shifting focus and initiating a strategic alternatives process for its 100% owned Beta Hunt mine, which may include, but not limited to, a sale of all or a portion of RNC’s interest in Beta Hunt, and for accounting purposes, took a non-cash charge to write down its investment in the Beta Hunt mine based on the historical resource estimate released in February 2016. On July 23, 2018, RNC issued a news release to announce that the second phase of the Beta Hunt mine sales process had been successfully completed, with a selection of a preferred bidder who has been granted exclusivity for completion of the final phase of the sale process, which RNC expects will occur in August 2018. If such transaction is completed, it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator, which may positively or negatively affect Maverix. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Maverix may be difficult or impossible to predict. If a transaction is not completed, the Company is dependent upon RNC’s financial viability and operational effectiveness for the payment of the Company’s collection of Royalties on the Beta Hunt mine.

Internal Financial Controls

Venture issuers, as defined in National Instrument 52-109— Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), are not required to include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings. In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

i.             controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.          a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s generally accepted accounting principles.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make. Investors should be aware that there are inherent limitations on the ability of the Company’s certifying officers to design and implement internal controls over financial reporting and disclosure controls and procedures on a cost-effective basis.

Forward-Looking Statements

This MD&A contains “forward looking information” or “forward looking statements” within the meaning of applicable securities legislation, concerning future financial or operating performance of the Company and its business and operations.

Generally, forward looking information can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking information.

The Company does not intend to update any forward-looking information that is included herein, except in accordance with applicable securities laws. Please refer to the section “Risk Factors” contained in the Company’s Annual Information Form for the year ended December 31, 2017 available under the Company’s profile on SEDAR at www.sedar.com. Additional information about Maverix and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Technical Information

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for Maverix and a qualified person as defined under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this document.